Exhibit (a)(1)(A)
Offer To Purchase For Cash
All Outstanding Shares of Common Stock

of

MENTOR CORPORATION

at

$31.00 NET PER SHARE

by

MAPLE MERGER SUB, INC.

a wholly owned subsidiary of

JOHNSON & JOHNSON

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON JANUARY 12, 2009, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 1, 2008 (the “Merger Agreement”), by and among Johnson & Johnson (“Parent”), Maple Merger Sub, Inc. (the “Purchaser”) and Mentor Corporation (“Seller”). The Purchaser is offering to purchase all outstanding Shares (as defined below) at a price of $31.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (as defined below). The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition (as defined below) and (ii) the termination or expiration of the waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the obtainment of all applicable foreign antitrust and similar regulatory clearances from the relevant Governmental Entities (as defined below). The term “Minimum Tender Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of outstanding shares of common stock, par value $0.10 per share, of Seller (the “Shares”) which have been validly tendered and not validly withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Merger Agreement, the “Expiration Date”), when added to any Shares already owned by Parent and its controlled subsidiaries, represents at least a majority of the total number of outstanding Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the Expiration Date. The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Board of Directors of Seller (the “Seller Board”) (i) approved and declared advisable the Merger Agreement, the Offer, the merger of the Purchaser with and into Seller, with Seller as the surviving corporation (the “Merger”), and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the shareholders of Seller that Seller enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to Seller and the shareholders of Seller and (iv) recommended that the shareholders of Seller accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement.

IMPORTANT

Any shareholder of Seller wishing to tender Shares in the Offer must (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request such shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the shareholder. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such shareholder wishes to tender such Shares.

Any shareholder of Seller who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined below) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined below) or the Dealer Manager (as defined below) at their addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent or the Dealer Manager. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Dealer Manager for the Offer is:

Georgeson Securities Corporation
December 12, 2008

SUMMARY TERM SHEET

Maple Merger Sub, Inc., a wholly owned subsidiary of Parent, is offering to purchase all of the outstanding Shares for $31.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. The following are answers to some of the questions you, as a shareholder of Seller, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you because this summary may not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

We are Maple Merger Sub, Inc., a Minnesota corporation formed for the purpose of making this Offer. We are a wholly owned subsidiary of Parent, a New Jersey corporation. See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Parent and the Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding shares of common stock, par value $0.10 per share, of Seller. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $31.00 per Share net to you in cash, without interest and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Parent, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and not validly withdrawn and to provide funding for our Merger with Seller, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not subject to a financing condition. Parent intends to provide us with the necessary funds from cash on hand. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	we, through our parent company, Parent, will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn in light of Parent’s financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer, you will have until 12:00 midnight, New York City time, on January 12, 2009 (which is the end of the day on January 12, 2009), to tender your Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Sections 1 — “Terms of the Offer” and 3 — “Procedures for Accepting the Offer and Tendering Shares.”

i

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that:

•	We may (but are not required to) extend the Offer on one or more occasions for any period, if on any then-scheduled expiration date of the Offer any of the conditions to our obligation to accept for payment and pay for the Shares validly tendered in the Offer (the “Offer Conditions”) are not satisfied or, in our sole discretion, waived.

•	We must extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer; provided, however, that in no event will we be required to extend the Offer beyond June 1, 2009.

•	If, on any then-scheduled expiration date of the Offer, any of the Offer Conditions other than the Minimum Tender Condition, as set forth in Section 15 — “Certain Conditions of the Offer”, is not satisfied or, in our sole discretion, waived, then we must, and Parent must cause us to, extend the Offer on one or more occasions, in consecutive increments of up to ten business days each until the time such Offer Conditions are satisfied or, in our sole discretion, waived; provided, however, that in no event will we be required to extend the Offer beyond June 1, 2009.

•	If, on any then-scheduled expiration date of the Offer, the Minimum Tender Condition is not satisfied but all of the other Offer Conditions are satisfied or, in our sole discretion, waived, then we must, and Parent must cause us to, extend the Offer for a period of at least five business days following the then-scheduled expiration date of the Offer, as more fully described in the termination provisions described in Section 11 — “The Merger Agreement”; provided, however, that in no event will we be required to extend the Offer beyond June 1, 2009.

At our option, we may (but are not required to) provide a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”). The termination rights of the parties to the Merger Agreement are as set forth in the Merger Agreement and remain unaffected by the foregoing provisions in the Merger Agreement.

See Section 1 — “Terms of the Offer” for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

Any extension of the Offer will be followed as promptly as practicable by public announcement if required. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things,

•	satisfaction of the Minimum Tender Condition, and

•	the termination or expiration of the waiting period (and any extension thereof) applicable to the Offer under the HSR Act, and the obtainment of all applicable foreign antitrust and similar regulatory clearances from the relevant governmental entities.

The term “Minimum Tender Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of outstanding Shares which have been validly tendered and not validly withdrawn prior to the Expiration Date, when added to any Shares already owned by Parent and its controlled subsidiaries, represents at least a majority of the total number of outstanding Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the Expiration Date.

The Offer is also subject to a number of other important conditions. We can waive some of these conditions without Seller’s consent. We cannot, however, change, waive or modify the Minimum Tender Condition without the consent of Seller. See Section 15 — “Certain Conditions of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at Computershare Trust Company, N.A. (the “Depositary”), together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through Computershare Trust Company, N.A. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee on or prior to the expiration of the Offer that the missing items will be received by the Depositary within three New York Stock Exchange trading days after the expiration of the Offer. For the tender to be valid, however, the Depositary must receive the missing items within that three trading day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by February 9, 2009, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such notice, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4 — “Withdrawal Rights.”

What does the Seller Board think of the Offer?

The Seller Board (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the shareholders of Seller that Seller enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to Seller and the shareholders of Seller and (iv) recommended that the shareholders of Seller accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement.

A description of the reasons for the Seller Board’s approval of the Offer and the Merger is set forth in Seller’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Seller’s shareholders together with this Offer to Purchase (the “Schedule 14D-9”). See the “Introduction” to this Offer to Purchase.

If the tender offer is completed, will Seller continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, Seller will no longer be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly held Shares that the Shares will no longer be eligible to be traded through the New York Stock Exchange or other securities exchanges, there may not be an active public trading market for the Shares, and Seller may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 13 — “Certain Effects of the Offer.”

Will the tender offer be followed by a Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least a majority of the Shares on a fully diluted basis, we expect to effect our Merger with and into Seller. If that Merger takes place, all remaining shareholders of Seller (other than us, Parent, Seller and any shareholders exercising their dissenters’ rights under Section 302A.473 of the Minnesota Business Corporations Act (the “MBCA”)) will receive $31.00 per Share (or any other price per Share that is paid in the Offer) net in cash, without interest and less any required withholding taxes, and Seller will become a wholly owned subsidiary of Parent. See the “Introduction” to this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, you will subsequently receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without any interest being paid on such amount and with such amount being subject to any required withholding taxes. Therefore, if the Merger takes place, and you do not validly exercise your dissenters’ rights under Section 302A.473 of the MBCA, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you do validly exercise your dissenters’ rights, then you may receive the judicially determined fair value of your Shares in cash. If you decide not to tender your Shares in the Offer and we purchase the tendered Shares, but the Merger does not occur, you will remain a shareholder of Seller. However, there may be so few remaining shareholders and publicly traded Shares that the Shares will no longer be eligible to be traded through the New York Stock Exchange or other securities exchanges and there may not be an active public trading market for the Shares. Also, as described above, Seller may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On November 28, 2008, the last trading day before we announced the Offer, the last sale price of Seller common stock reported on the New York Stock Exchange was $16.15 per Share. On December 11, 2008, the last trading day before the printing of these materials, the last sale price of Seller common stock reported on the New York Stock Exchange was $30.64 per Share. We encourage you to obtain a recent quotation for the Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

Will Seller declare any dividends on its common stock after the date hereof?

The Merger Agreement provides that, from December 1, 2008 to the effective time of the Merger, Seller must not declare or pay any dividends on its common stock. Neither we nor Parent anticipate waiving this restriction or otherwise consenting to the payment of any dividend on Seller’s common stock. Accordingly, it is anticipated that no dividends will be declared or paid on the Shares following December 1, 2008.

What are the United States federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a shareholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the shareholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a shareholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. See Section 5 — “Certain Material United States Federal Income Tax Consequences.”

Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Georgeson Inc. at (800) 213-0475 (toll-free) or Georgeson Securities Corporation at (800) 445-1790 (toll-free). Georgeson Inc. is acting as the information agent (the “Information Agent”) and Georgeson Securities Corporation is acting as the dealer manager (the “Dealer Manager”) for the Offer. See the back cover of this Offer to Purchase.

v

To the Holders of Shares of
Common Stock of Seller:

INTRODUCTION

Maple Merger Sub, Inc., a Minnesota corporation (the “Purchaser”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Mentor Corporation, a Minnesota corporation (“Seller”), at a price of $31.00 per Share net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 1, 2008 (the “Merger Agreement”), by and among Parent, the Purchaser and Seller. The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition (as defined below) and (ii) the termination or expiration of the waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the obtainment of all applicable foreign antitrust and similar regulatory clearances from the relevant Governmental Entities (as defined below).

The term “Minimum Tender Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of outstanding Shares which have been validly tendered and not validly withdrawn prior to the Expiration Date (as defined below), when added to any Shares already owned by Parent and its controlled subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis on the Expiration Date. The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

For purposes of the Offer, the words “fully diluted,” when referring to Shares, mean all outstanding shares of common stock of Seller on a fully diluted basis, after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof. Seller has advised Parent that, as of November 28, 2008, 33,777,968 Shares (of which 223,385 are shares of restricted stock) were issued and outstanding; no Shares were held in the treasury of Seller; 7,573,117 Shares were reserved and available for issuance under Seller’s stock plans, of which 5,084,733 Shares were subject to stock options, 302,160 Shares were subject to outstanding performance stock units and 1,249 Shares were subject to outstanding rights under the employee stock purchase plan of Seller; 5,206,625 Shares were reserved and available for issuance upon exercise of outstanding warrants and 5,206,625 Shares were reserved and available for issuance upon conversion of Seller’s outstanding 2.75% Convertible Subordinated Notes due 2024 (the “Notes”).

The Merger Agreement is more fully described in Section 11 — “The Merger Agreement.”

Tendering shareholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Board of Directors of Seller (the “Seller Board”) (i) approved and declared advisable the Merger Agreement, the Offer, the merger of the Purchaser with and into Seller, with Seller as the surviving corporation (the “Merger”), and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the shareholders of Seller that Seller enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to Seller and the shareholders of Seller and (iv) recommended that the shareholders of Seller accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement.

The Merger Agreement provides that, subject to the conditions described in Sections 11 and 15, the Purchaser will be merged with and into Seller with Seller continuing as the surviving corporation as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares directly owned by Seller, Parent or the Purchaser, which will be canceled and shall cease to exist and (ii) Shares owned by Seller’s shareholders who perfect their dissenters’ rights under the Minnesota Business Corporations Act (the “MBCA”)) will be converted into the right to receive $31.00 (or any other per Share price paid in the Offer) net in cash, without interest and less any required withholding taxes.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. Seller has agreed, if required by applicable law, to establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders to be held as promptly as reasonably practicable following the Purchaser’s acceptance for payment of Shares tendered pursuant to and subject to the conditions of the Offer solely for the purpose of considering and taking action upon the adoption of the Merger Agreement. Parent has agreed to vote its and any of its controlled subsidiaries’ Shares in favor of the adoption of the Merger Agreement. If the Minimum Tender Condition and the other conditions of the Offer are satisfied and the Offer is completed, Parent and the Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote of any other holder of Shares. See Section 11 — “The Merger Agreement.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on January 12, 2009 (which is the end of the day on January 12, 2009), unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition (as defined below) and (ii) the termination or expiration of the waiting period (and any extension thereof) applicable to the Offer under the HSR Act, and the obtainment of all applicable foreign antitrust and similar regulatory clearances from the relevant Governmental Entities. The term “Minimum Tender Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of outstanding Shares which have been validly tendered and not validly withdrawn prior to the Expiration Date, when added to any Shares already owned by Parent and its controlled subsidiaries, represents at least a majority of the total number of outstanding Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the Expiration Date. The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Merger Agreement provides that the Purchaser (i) may, in its sole discretion, without the consent of Seller, extend the Offer on one or more occasions for any period, if on any then-scheduled expiration date of the Offer any of the conditions to the Purchaser’s obligation to accept for payment and pay for the Shares validly tendered in the Offer (the “Offer Conditions”) shall not be satisfied or, in the Purchaser’s sole discretion, waived, until such time as such condition or conditions are satisfied or waived and (ii) shall extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer; provided, however, that in no event will the Purchaser be required to extend the Offer beyond June 1, 2009. The Merger Agreement further provides that (i) if, on any then-scheduled expiration date of the Offer, any of the Offer Conditions other than the Minimum Tender Condition, as set forth in Section 15 — “Certain Conditions of the Offer,” is not satisfied or, in the Purchaser’s sole discretion, waived, then the Purchaser shall, and Parent shall cause the Purchaser to, extend the Offer on one or more occasions, in consecutive increments of up to ten business days each, until such time as such Offer Conditions are satisfied or, in the Purchaser’s sole discretion, waived and (ii) if on any then-scheduled expiration date of the Offer, the Minimum Tender Condition is not satisfied but all of the other Offer Conditions are satisfied or, in the Purchaser’s sole discretion, waived, then the Purchaser shall, and Parent shall cause the Purchaser to, extend the Offer for a period of at least five business days following the then-scheduled expiration date of the Offer, as provided by the terms of the Merger Agreement provision that allows Parent to terminate the Merger Agreement in such circumstance following a notice to Seller and the failure of the Minimum Tender Condition to be satisfied by the expiration of such extension period, as more fully described in the termination provisions described in Section 11 — “The Merger Agreement”; provided, however, that in no event will the Purchaser be required to extend the Offer beyond June 1, 2009. The termination rights of the parties to the Merger Agreement are as set forth in the Merger Agreement and remain unaffected by the foregoing provisions in the Merger Agreement. Following the Purchaser’s acceptance for payment of Shares pursuant to and subject to the Offer Conditions upon the expiration of the Offer (the “Offer Closing”), the Purchaser may, without the consent of Seller, elect to provide for a “subsequent offering period” (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

Any extension of the Offer will be followed as promptly as practicable by a public announcement if required. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares except during a Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after February 9, 2009. If the initial offering period has expired and the Purchaser elects to provide for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates (as defined below) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 below), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 2 below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined below) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right to, in its sole discretion, waive, in whole or in part, any Offer Condition or modify the terms of the Offer, except that, without the consent of Seller, the Purchaser shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Tender Condition, (iv) add to the conditions of the Offer or modify any Offer Condition in a manner adverse to the holders of Shares, (v) except as otherwise provided in the Merger Agreement, extend the Offer, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend the Offer in any manner adverse to the holders of Shares.

The rights reserved by the Purchaser by the preceding paragraph are in addition to the Purchaser’s rights pursuant to Section 15 — “Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement if required. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder’s offer.

If, subject to the terms of the Merger Agreement, the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, an offer generally must remain open for a minimum of ten business days following the dissemination of such information to shareholders.

Seller has provided the Purchaser with Seller’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Seller’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to banks, brokers, dealers and other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” the Purchaser will accept for payment, and pay for, all Shares validly tendered prior to the Expiration Date and not validly withdrawn prior to the Expiration Date. Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any applicable pre-merger notification laws or regulations of foreign jurisdictions. See Section 16 — “Certain Legal Matters; Regulatory Approvals.” If the Purchaser decides to provide for a Subsequent Offering Period, the Purchaser will accept for payment, and pay for, all validly tendered Shares as they are received during a Subsequent Offering Period. See Section 1 — “Terms of the Offer.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at Computershare Trust Company, N.A. (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer (including during any Subsequent Offering Period), the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for a shareholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during any Subsequent Offering Period, the tendering shareholder must comply with the foregoing procedures, except that required documents and certificates must be received during such Subsequent Offering Period.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder’s Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment.  By executing the Letter of Transmittal, the tendering shareholder will irrevocably appoint designees of the Purchaser as such shareholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Seller’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders.

4.	Withdrawal Rights.

Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after February 9, 2009.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date or during a Subsequent Offering Period, if any.

No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material United States Federal Income Tax Consequences.

The following is a summary of certain material United States federal income tax consequences of the Offer and the Merger to shareholders of Seller whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is not a complete analysis of all potential United States federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or United States federal estate or gift tax laws. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

The discussion applies only to shareholders of Seller in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of shareholders (such as insurance companies, tax-exempt organizations, tax-qualified retirement plans, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any shareholder of Seller who, for United States federal income tax purposes, is a nonresident alien individual, expatriates and certain former citizens and long-term residents of the United States, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws. If a partnership holds the Shares, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors regarding the tax consequences of the Offer and the Merger.

BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH SHAREHOLDER SHOULD CONSULT ITS, HIS OR HER OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER ON A BENEFICIAL HOLDER OF SHARES, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL AND FOREIGN TAX LAWS AND OF CHANGES IN SUCH LAWS.

Effect of the Offer and the Merger.  The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a shareholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the shareholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a shareholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15%. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a shareholder’s capital losses.

Information Reporting and Backup Withholding.  Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the IRS a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain shareholders of the Offer Price for Shares purchased pursuant to the Offer, each such shareholder must provide the Depositary with such shareholder’s correct taxpayer identification number (“TIN”) and certify that such shareholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the shareholder and payment to the shareholder pursuant to the Offer may be subject to backup withholding. All shareholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign shareholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such shareholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal. Generally, these information reporting and backup withholding rules will also apply to exchanges of Shares for cash pursuant to the Merger.

6.	Price Range of Shares; Dividends.

The Shares trade on the New York Stock Exchange (“NYSE”) under the symbol “MNT.” The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on the NYSE based on published financial sources.

	High	Low

Fiscal Year Ended March 31, 2007
First Quarter	$45.31	$37.25
Second Quarter	$50.94	$40.22
Third Quarter	$54.40	$44.49
Fourth Quarter	$53.40	$45.59
Fiscal Year Ended March 31, 2008
First Quarter	$49.90	$38.08
Second Quarter	$48.80	$39.00
Third Quarter	$47.99	$35.72
Fourth Quarter	$40.82	$23.95
Fiscal Year Ending March 31, 2009
First Quarter	$31.94	$25.31
Second Quarter	$28.89	$22.91
Third Quarter (through December 11, 2008)	$31.00	$13.33

On November 28, 2008, the last full day of trading before the public announcement of the Offer, the closing price of the Shares on the NYSE was $16.15 per Share. On December 11, 2008, the last full day of trading before the commencement of the Offer, the closing price of the Shares on the NYSE was $30.64 per Share.

Seller has periodically declared and paid cash dividends on Seller’s common stock. Seller’s credit agreement dated as of May 25, 2005, with Bank of the West, Union Bank of California, N.A. and Wells Fargo, National Association, as amended (the “Credit Agreement”), limits the aggregate amount of dividends declared or paid in any fiscal year to $0.90 per Share. The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, Seller shall not declare or pay any dividends on its common stock. Neither Parent nor the Purchaser anticipate waiving this restriction or otherwise consenting to the payment of any dividend on Seller’s common stock. Accordingly, it is anticipated that no dividends will be declared or paid on the Shares following December 1, 2008. The following table sets forth, for the historical periods indicated, the quarterly cash dividends declared and paid per Share.

	Quarterly Cash Dividends
	Declared and Paid
	Fiscal Year Ended March 31,
	2009	2008	2007

First Quarter	$0.20	$0.20	$0.18
Second Quarter	0.20	0.20	0.18
Third Quarter	N/A	0.20	0.18
Fourth Quarter	N/A	0.20	0.20

Total	$0.40	$0.80	$0.74

Shareholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning Seller.

General.  Seller is a Minnesota corporation, incorporated in the State of Minnesota in 1969, with its principal executive offices located at 201 Mentor Drive, Santa Barbara, California 93111. The telephone number of Seller is (805) 879-6000. The following description of Seller and its business is qualified in its entirety by reference to Seller’s Annual Report on Form 10-K, as amended, for the fiscal year ended March 31, 2008. Seller develops, manufactures, licenses and markets a range of products serving the aesthetic medical market, including plastic and reconstructive surgery. Seller’s products include breast implants for plastic and reconstructive surgery, capital equipment and consumables used for soft tissue aspiration for body contouring (liposuction), and facial rejuvenation products including various types of products for skin restoration. Historically, Seller operated in three reportable segments: aesthetic and general surgery, surgical urology, and clinical and consumer healthcare. In June 2006, Seller sold the surgical urology and clinical and consumer healthcare businesses. Seller currently operates in one business segment — aesthetic products.

Available Information.  The Shares are registered under the Exchange Act. Accordingly, Seller is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Seller’s filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

Although the Purchaser has no knowledge that any such information is untrue, the Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Seller or any of its subsidiaries or affiliates or for any failure by Seller to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8.	Certain Information Concerning Parent and the Purchaser.

General.  Parent is a New Jersey corporation, incorporated in the State of New Jersey in 1887, with its principal executive offices located at One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933. The telephone number of Parent is (732) 524-0400. The following description of Parent and its business is qualified in its entirety by reference to Parent’s Annual Report on Form 10-K for the fiscal year ended December 30, 2007. Parent and its subsidiaries have approximately 119,200 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. Parent is a holding company, which has more than 250 operating companies conducting business in virtually all countries of the world. Parent’s primary focus has been on products related to human health and well-being.

The Purchaser is a Minnesota corporation with its principal offices located at One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933. The telephone number of the Purchaser is (732) 524-0400. The Purchaser is a wholly owned subsidiary of Parent. The Purchaser was formed solely for the purpose of engaging in the Offer, the Merger and the other transactions contemplated by the Merger Agreement and has not engaged, and does not expect to engage, in any other business activities.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director of Parent and the Purchaser and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five years of each of the executive officers of Parent and the Purchaser and certain other information are set forth in Schedule I hereto.

Except as described in this Offer to Purchase and in Schedule I hereto, (i) none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Seller, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Seller or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Seller or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, Parent and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Parent is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Parent filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

9.	Source and Amount of Funds.

The Offer is not conditioned upon Parent’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent and the Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and consummate the Merger is approximately $1,080,300,000 including related transaction fees and expenses. Parent will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause the Purchaser to have sufficient funds available to consummate such transactions. Parent expects to obtain the necessary funds from existing cash balances.

The Purchaser does not think its financial condition is relevant to the decision of holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Purchaser, through its parent company, Parent, will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn in light of Parent’s financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if the Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with Seller.

In the summer of 2006, Ethicon, Inc., a wholly owned subsidiary of Parent (“Ethicon”), initiated discussions with Seller concerning the possibility of engaging in certain marketing collaborations and other related commercial arrangements. In connection with and in furtherance of these discussions, on August 4, 2006, Ethicon and Seller executed a confidentiality agreement to enable the exchange of certain non-public information between the two entities. In the summer and early fall of 2006, senior executives of Seller and Parent discussed potential marketing collaborations and shared their respective views on the medical aesthetics industry. However, these discussions ceased in September 2006 before any agreement or arrangement was reached. The possibility of a sale of Seller to Ethicon or Parent was not discussed during the course of these conversations.

In June 2007, Ethicon approached Seller to discuss the possibility of a strategic transaction involving Seller and Ethicon and to gauge Seller’s interest in discussions concerning the possible sale of Seller to Ethicon. Ethicon informed Seller that its interest in a potential acquisition would be subject to receiving access to various non-public information and the completion of a comprehensive due diligence investigation of Seller. In connection with and to further facilitate these discussions, Seller and Ethicon executed a nondisclosure agreement (the “Confidentiality Agreement”) on June 14, 2007, to facilitate Seller providing Parent with access to non-public information concerning Seller.

From July 2007 to April 2008, Seller and Ethicon engaged in periodic communications in an effort to establish a framework for discussions concerning a potential strategic transaction, but no substantive discussions occurred and no information was exchanged. However, in May 2008, William C. Weldon, Parent’s Chairman and Chief Executive Officer, and Sherilyn McCoy, Parent’s Worldwide Chairman, Surgical Care Group, had dinner with Joseph E. Whitters, Chairman of the Seller Board, and Joshua H. Levine, Seller’s President and Chief Executive Officer and a member of the Seller Board. Messrs. Weldon, Whitters and Levine and Ms. McCoy discussed the medical aesthetics industry, including U.S. and global market trends and conditions and the industry’s competitive landscape, and discussed whether there was any possibility of a strategic opportunity involving Seller and Ethicon. On May 7, 2008, in connection with ongoing discussions between Seller and Ethicon, the Confidentiality Agreement was amended to extend its term.

During the week of August 4, 2008, Parent requested, and Seller provided, certain business and financial information concerning Seller, including a summary five-year financial forecast and a strategic plan.

On August 18, 2008, Messrs. Whitters, Levine and Weldon and Ms. McCoy met in Santa Barbara, California. At that meeting, Messrs. Whitters and Levine shared additional financial and business information with Parent, and Mr. Weldon reiterated that Parent was interested in engaging in discussions and due diligence with respect to a potential acquisition of Seller. Mr. Weldon further stated that Parent’s preliminary view with regard to value suggested that Parent could be willing to pay as much as $1.2 billion to $1.5 billion for Seller in an all-cash transaction not subject to any financing condition. However, Mr. Weldon emphasized that Parent’s interest in any potential transaction was subject to the outcome of a comprehensive due diligence investigation of Seller. Ms. McCoy indicated that Parent wished to begin this due diligence investigation during the first week of September 2008.

On August 27, 2008, Mr. Levine telephoned Ms. McCoy and stated that Parent would be permitted to begin its due diligence investigation of Seller. Mr. Levine also emphasized to Ms. McCoy that, at that time, no decision had been made to sell Seller.

On August 28, 2008, representatives of Parent sent an initial due diligence request to Mr. Levine. In connection with the ongoing due diligence review, Ethicon and Seller further amended the Confidentiality Agreement on September 4, 2008 to again extend its term. On September 9, 2008, representatives and advisors of Parent were given access to a virtual data room that contained information and documentation of Seller. Through November 4, 2008, representatives and advisors of Parent reviewed the information and documentation contained in the data room, and conducted numerous in person and telephonic meetings with Seller’s management in connection with the due diligence review of Seller. During that time, Parent representatives also visited several of Seller’s facilities.

On September 18, 2008, Ms. McCoy, Alex Gorsky, Company Group Chairman and Worldwide Financial Chairman of Ethicon, Gary J. Pruden, Worldwide President of Ethicon and other representatives of Parent met in Los Angeles, California with Seller’s senior management and financial advisor. Seller’s management shared additional business and financial information, including portions of Seller’s updated strategic plan, with the representatives of Parent. Seller also provided Parent with a preliminary summary of its expected financial results for the fiscal year ending March 31, 2009, which reflected a downward adjustment to Seller’s previous sales projections. Following the September 18, 2008 meeting, representatives of Parent had frequent discussions with Seller’s financial advisor about Parent’s interest in acquiring Seller.

On October 3, 2008, Ms. McCoy indicated to Mr. Levine that, based upon the due diligence review Parent had conducted to date, Parent valued Seller in a range of between $1.3 billion and $1.5 billion. On October 6, 2008, representatives of Seller’s financial advisor called representatives of Parent to convey a message on behalf of the Seller Board that Parent would need to narrow such value range before the Seller Board would further consider Parent’s indication of interest. On such date, representatives of Parent indicated to representatives of Seller’s financial advisor that Parent had refined its valuation of Seller to a range of between $1.37 billion and $1.5 billion. On October 13, 2008, Seller provided Parent with an updated summary of its projected financial results for the fiscal year ending March 31, 2009, which reflected a further downward adjustment to Seller’s sales projections, and a preliminary summary of Seller’s expected financial results for the quarter ended September 26, 2008. On October 16, 2008, Ms. McCoy advised Mr. Levine that Parent had revised and lowered its valuation of Seller to $1.2 billion. Ms. McCoy explained to Mr. Levine that the revised valuation was a result of Parent’s ongoing diligence as well as its concerns regarding Seller’s deteriorating financial results and the then-current state of the global economic environment.

Early in the afternoon of October 21, 2008, Mr. Whitters telephoned Mr. Weldon and encouraged Parent to increase its valuation of Seller. Mr. Weldon responded that he would need to discuss this matter internally, and that he would respond to Mr. Whitters after doing so.

On the afternoon of October 24, 2008, Mr. Weldon telephoned Mr. Whitters and conveyed that, due to financial market and other considerations, Parent was not willing to increase its indicated valuation of $1.2 billion for Seller.

In the evening of October 24, 2008, Parent delivered a draft of the Merger Agreement to Seller. On October 27, 2008, Morrison & Foerster LLP (“Morrison”), the Company’s outside legal counsel, delivered comments on the draft Merger Agreement to Cravath, Swaine & Moore LLP (“Cravath”), outside legal counsel to Parent. On October 29, 2008, Cravath delivered a revised version of the draft Merger Agreement to Morrison. During the evening of October 30, 2008, representatives of Morrison and Cravath discussed key issues relating to the draft Merger Agreement. On November 1, 2008, Morrison delivered an updated draft of the Merger Agreement to Cravath, and on November 2, 2008, representatives of Morrison and Cravath further discussed the outstanding issues with respect to the terms of the proposed transaction.

On November 3, 2008, Mr. Gorsky informed Mr. Levine that, in light of information recently received as part of the due diligence investigation, Parent was not prepared to proceed with a transaction with Seller at that time. On November 4, 2008, Mr. Levine contacted Mr. Gorsky and conveyed a decision by the Seller Board to cease negotiations and due diligence activities with Parent at that time to enable Seller’s management to focus on Seller’s continuing operations in light of Parent’s reluctance to proceed with a transaction at that time.

On November 13, 2008, Seller shared with Parent certain additional information that Seller believed would assist Parent in completing its due diligence review of Seller, and on November 15, 2008, Mr. Levine and Mr. Gorsky discussed this additional information. Mr. Levine and Mr. Gorsky also discussed several items that Parent viewed as adversely impacting its valuation of Seller, including continued deterioration in demand for Seller’s products and the impact on Seller’s sales projections and other matters.

On November 17, 2008, Mr. Gorsky called Mr. Levine to convey a non-binding proposal to purchase Seller at a revised $1.1 billion valuation. Such proposal was not subject to a financing condition, but was contingent on satisfactory completion of Parent’s due diligence investigation. Mr. Gorsky explained to Mr. Levine that the revised valuation contained in this proposal was due to Parent’s concern regarding the continued deterioration in demand for Seller’s products and the receipt of new information regarding the competitive environment facing Seller.

On November 18, 2008, Parent and its advisors were again given access to the virtual data room, and Parent continued to work to complete its diligence investigation of Seller. In addition, representatives of Seller’s financial advisor contacted Parent to arrange a conference call to discuss the Seller Board’s views regarding valuation and certain open items in the draft Merger Agreement.

On November 20, 2008, Parent and its legal advisor participated in a conference call with Seller’s management and legal and financial advisors. Seller proposed a potential transaction at a $1.150 billion valuation and presented its position on the transaction break-up fee, definition of material adverse effect and certain closing conditions contained in the draft Merger Agreement. Following the conference call, Cravath received additional comments on the draft merger agreement from representatives of Morrison. Later in the day on November 20, 2008, Mr. Gorsky called Mr. Levine and proposed increasing Parent’s bid to a $1.117 billion valuation. Mr. Gorsky also stated that Parent was willing to agree to a break-up fee of slightly less than 3.0% of the value of the transaction and to modify the definition of material adverse effect and certain closing conditions in the Merger Agreement in a manner that would be acceptable to the Seller Board.

On November 21, 2008, Mr. Levine telephoned Mr. Gorsky and conveyed the Seller Board’s desire to proceed with a transaction at $31.00 per Share. Shortly thereafter Mr. Gorsky called Mr. Levine and presented Parent’s revised offer to purchase Seller at $31.00 per Share, subject to satisfactory completion of the Merger Agreement and Parent’s due diligence investigation.

From November 21, 2008 to December 1, 2008, representatives of Seller and Parent had frequent discussions regarding finalizing the Merger Agreement and the related documents, and Parent continued to finalize its due diligence review. Further, during this period, Parent had frequent discussions with Mr. Levine and other members of Seller’s management regarding certain amendments Parent required relating to their employment arrangements, which were pre-conditions to Parent’s signing of the Merger Agreement.

Early in the morning of December 1, 2008, Seller, Parent and Offeror executed and delivered the Merger Agreement and related documents. Later that morning Seller and Parent issued a joint press release announcing the execution of the Merger Agreement.

11.	The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement itself, which we have filed as an exhibit to the Tender Offer Statement on Schedule TO that we have filed with the SEC, which you may examine and copy as set forth in Section 8 above. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement.

The Offer.  The Merger Agreement provides for the commencement of the Offer as promptly as practicable (but in no event later than ten business days) after the date of the Merger Agreement. The obligations of the Purchaser to, and of Parent to cause the Purchaser to, accept for payment, and pay for, Shares tendered pursuant to the Offer are subject only to the conditions that are described in Section 15 — “Certain Conditions of the Offer.” The Purchaser expressly reserves the right to, in its sole discretion, waive, in whole or in part, any Offer Condition or modify the terms of the Offer, except that, without the prior written consent of Seller, the Purchaser shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Tender Condition, (iv) add to the conditions of the Offer or modify any Offer Condition in a manner adverse to the holders of Shares, (v) except as otherwise provided in the Merger Agreement, extend the Offer, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend the Offer in any manner adverse to the holders of Shares.

The Merger Agreement provides that the Purchaser (i) may, in its sole discretion, without consent of Seller, extend the Offer on one or more occasions for any period, if on any then-scheduled expiration date of the Offer any of the Offer Conditions shall not be satisfied or, in the Purchaser’s sole discretion, waived, until such time as such condition or conditions are satisfied or waived and (ii) shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; provided, however, that in no event will the Purchaser be required to extend the Offer beyond June 1, 2009. The Merger Agreement further provides that (i) if, on any then-scheduled expiration date of the Offer, any of the Offer Conditions other than the Minimum Tender Condition as set forth in Section 15 — “Certain Conditions of the Offer” is not satisfied or, in the Purchaser’s sole discretion, waived, then the Purchaser shall, and Parent shall cause the Purchaser to, extend the Offer on one or more occasions, in consecutive increments of up to ten business days each, until such time as such Offer Conditions are satisfied or, in the Purchaser’s sole discretion, waived and (ii) if on any then-scheduled expiration date of the Offer, the Minimum Tender Condition is not satisfied but all of the other Offer Conditions are satisfied or, in the Purchaser’s sole discretion, waived, then the Purchaser shall, and Parent shall cause the Purchaser to, extend the Offer for a period of at least five business days following the then-scheduled expiration date of the Offer, as provided by the terms of the Merger Agreement provision that allows Parent to terminate the Merger Agreement in such circumstance following a notice to Seller and the failure of the Minimum Tender Condition to be satisfied by the expiration of such extension period, as more fully described in the termination provisions described in Section 11 — “The Merger Agreement”; provided, however, that in no event shall the Purchaser be required to extend the Offer beyond June 1, 2009. The termination rights of the parties to the Merger Agreement are as set forth in the Merger Agreement and remain unaffected by the foregoing provisions in the Merger Agreement. Following the Offer Closing, the Purchaser may, without the consent of Seller, elect to provide for a Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act.

Top-Up Option.  Seller granted the Purchaser an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, newly issued Shares in an amount up to that number of newly issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Parent and its controlled subsidiaries at the time of exercise of the Top-Up Option, shall constitute one Share more than 90% of the Shares outstanding immediately after the issuance of such Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof), provided that the Top-Up Option shall not be exercisable for a number of Shares in excess of (i) the number of Shares authorized and unissued or held in the treasury of Seller (giving effect to the Shares issuable pursuant to all then-outstanding stock options, restricted stock units and any other rights to acquire Shares as if such Shares were outstanding) or (ii) 19.90% of the number of outstanding Shares or voting power of Seller, in each case as of immediately prior to and after giving effect to the issuance of the Shares purchased with the Top-Up Option. The Top-Up Option is exercisable only once following the Offer Closing and prior to the earlier to occur of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms. The obligation of Seller to issue and deliver the newly issued Shares pursuant to the Top-Up Option upon the exercise of the Top-Up Option is subject only to the condition that no Restraint (as defined below) preventing the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Shares in respect of such exercise shall be in effect. The purchase price owed by the Purchaser to Seller for the newly issued Shares shall be paid to Seller (i) in cash, by wire transfer or cashier’s check or (ii) by issuance by the Purchaser to Seller of a promissory note on terms reasonably satisfactory to Seller.

The Merger.  The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into Seller with Seller being the surviving corporation in the Merger (the “Surviving Corporation”). Following the Effective Time, the separate corporate existence of the Purchaser will cease, and Seller will continue as the Surviving Corporation, wholly owned by Parent. The directors of the Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Seller immediately prior to the Effective Time will be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Pursuant to the Merger Agreement, each Share outstanding immediately prior to the Effective Time (other than (i) Shares directly owned by Seller, Parent or the Purchaser, which will be canceled and will cease to exist and (ii) Shares owned by Seller’s shareholders who perfect their dissenters’ rights under the MBCA) will be converted into the right to receive net in cash, without interest and less any required withholding taxes, an amount equal to the Offer Price paid in the Offer (the “Merger Consideration”).

Equity Awards.  The Merger Agreement provides that stock options, restricted shares and performance stock units with respect to Shares of Seller will be treated as follows:

•	each stock option will become fully exercisable and may be exercised before the Effective Time as set forth in Seller’s stock plans. At the Effective Time, each stock option outstanding immediately prior to the Effective Time will be canceled and the holder will become entitled to receive a single lump sum cash payment equal to the product of (i) the number of Shares for which such stock option shall not theretofore have been exercised and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option;

•	each share of restricted stock outstanding immediately prior to the Effective Time will vest in full and be converted into the right to receive the Merger Consideration; and

•	the applicable performance period for each performance stock unit shall terminate immediately prior to the Effective Time and the greater of (i) 100% of the stock units subject to such performance stock unit and (ii) the applicable percentage of stock units subject to such performance stock unit determined according to the vesting schedule in the applicable award agreement based on the performance of the Shares relative to the performance of the Russell 2500 Growth Index for the shortened performance period, shall vest in full. At the Effective Time, the holder of each such stock unit that so vests shall be entitled to receive the sum of (y) the Merger Consideration and (z) a cash amount equal to the aggregate per-share amount of any ordinary cash dividends paid by Seller on the Shares during the shortened performance period. Any stock units that do not so vest will terminate as of the Effective Time.

The Merger Agreement provides that the Seller Board shall adopt such resolutions or take such other actions as may be required to provide that with respect to Seller’s employee stock purchase plan (the “ESPP”) (i) participation following the date of the Merger Agreement shall be limited to those employees who participate on the date of the Merger Agreement, (ii) except to the extent necessary to maintain the status of the ESPP as an “employee stock purchase plan” within the meaning of Section 423 of the Code and the Treasury Regulations thereunder, participants may not increase their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement, (iii) no offering period shall be commenced after the date of the Merger Agreement, (iv) each participant’s outstanding right to purchase Shares under the ESPP shall terminate on the day immediately prior to the day on which the Effective Time occurs (if not earlier terminated pursuant to the terms of the ESPP); provided that all amounts allocated to each participant’s account under the ESPP as of such date shall thereupon be used to purchase from Seller whole Shares at the applicable price determined under the terms of the ESPP for the then outstanding offering periods using such date as the final purchase date for each such offering period, and (v) the ESPP shall terminate immediately following such purchases of Shares.

The Merger Agreement provides that all amounts payable with respect to the above equity awards and the ESPP will be subject to any required tax withholding and will be paid without interest.

The Merger Agreement provides that Seller shall ensure that following the Effective Time no holder of a stock option, restricted share, performance stock unit or stock-based award, in each case, of Seller (or former holder of a stock option, restricted share, performance stock unit, warrant or stock-based award of Seller) or any current or former participant in any stock plan, benefit plan or benefit agreement shall have any right thereunder to acquire any capital stock of Seller, the Surviving Corporation or their controlled subsidiaries or any other equity interest therein.

Representations and Warranties.  In the Merger Agreement, Seller has made customary representations and warranties to Parent and the Purchaser, including representations relating to: organization, standing and corporate power; subsidiaries; Seller’s capital structure; authority and noncontravention; Seller’s SEC filings; information supplied; absence of certain changes or events; litigation; contracts; compliance with laws; environmental matters; absence of changes in Seller’s benefit plans; labor relations; ERISA compliance; no excess parachute payment; taxes; title to properties; intellectual property; voting requirements; state takeover statutes; brokers and other advisors; opinion of financial advisor; research, development, distribution, marketing, supply and manufacturing agreements; regulatory compliance; insurance; relationships with customers and suppliers; and absence of any reorganization of Seller or any of its controlled subsidiaries.

In the Merger Agreement, Parent and the Purchaser have made customary representations and warranties to Seller, including representations relating to: organization, standing and corporate power; authority and noncontravention; information supplied; interim operations of Purchaser; capital resources; and Seller’s stock.

Certain representations and warranties of Seller relate to the absence of a Material Adverse Change or are qualified by reference to a Material Adverse Effect. As used in the Merger Agreement, a “Material Adverse Effect” or “Material Adverse Change” means any change, effect, event, occurrence, state of facts or development which individually or in the aggregate would reasonably be expected to result in any change or effect, that (i) is materially adverse to the business, financial condition, results of operations or prospects of Seller and its controlled subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially impede, materially interfere with, materially hinder or materially delay the consummation of the Offer or the Merger; provided that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect or a Material Adverse Change: (A) any change, effect, event, occurrence, state of facts or development relating to the economy or financial or securities markets or political conditions in general in the United States or in any other jurisdiction in which Seller or any of its controlled subsidiaries has operations or conducts business, (B) any change, effect, event, occurrence, state of facts or development reasonably attributable to conditions affecting the industry in which Seller participates (other than as may arise or result from regulatory action by a Governmental Entity), so long as the effects do not materially disproportionately impact Seller in relation to other companies participating in such industry, (C) any adverse change in GAAP or applicable statutes, laws, ordinances, rules, regulations, judgments, orders and decrees of any Governmental Entity applicable to Seller, its properties or other assets or its business or operations, so long as the effects do not materially disproportionately impact Seller in relation to other companies participating in the industry in which Seller participates, (D) any change directly attributable to the negotiation, execution or announcement of the Offer and the Merger and (E) any failure, in and of itself, by Seller to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of the Merger Agreement (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect or Material Adverse Change).

Operating Covenants.  The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, except with Parent’s prior written consent or as specifically contemplated by the Merger Agreement (including in Seller’s disclosure letter), Seller shall, and shall cause each of its controlled subsidiaries to, carry on its business in the ordinary course consistent with past practice and as currently proposed by Seller to be conducted prior to the closing of the Merger and shall use commercially reasonable efforts to carry on such business in compliance in all material respects with all applicable laws, rules, regulations and treaties and, to the extent consistent therewith, use all commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it with the intention that its goodwill and ongoing business shall be unimpaired at the Effective Time. The Merger Agreement further provides that, between the date of the Merger Agreement and the Effective Time, Seller shall comply with its obligations under Section 8(a) of the Credit Agreement as in effect on December 1, 2008. In addition, between the date of the Merger Agreement and the Effective Time, Seller is subject to customary operating covenants and restrictions (subject to certain customary exceptions and unless otherwise consented to by Parent), including, but not limited to, restrictions relating to the declaration or payment of dividends; the splitting, combining or reclassifying of its capital stock; the redemption or repurchase of its capital stock; the issuance, delivery, sale, pledge or encumbrance of its capital stock or certain other securities; the amendment of its articles of incorporation or bylaws; the acquisition of businesses or assets; the sale or license of its properties or material assets; the entry into or amendment of its leases of real property; the incurrence of indebtedness; the making of advances and investments; the making of capital expenditures; the payment, discharge, settlement or satisfaction of its liabilities or indebtedness or the waiver of certain claims and benefits; the entry into or amendment or termination of certain contracts, including, but not limited to, research, development and clinical trial contracts; the sale, transfer or license of intellectual property; the adoption, amendment or termination of employee compensation, benefits and retirement plans; the taking of certain actions to fund or secure payment or vesting of compensation or benefits; the acceleration of vesting or payment of benefits; the revaluation of its material assets; the liquidation or reorganization of Seller; and certain restrictions related to tax issues.

Actions with Respect to Indebtedness.  The Merger Agreement provides that Seller shall use its commercially reasonable efforts to facilitate the repayment of all amounts owing under the Credit Agreement and that certain credit agreement dated as of October 4, 2005, between Seller and Cooperative RaboBank Leiden, Leiderdorp en Oestgstgeest U.A.

Actions with Respect to the Notes.  The Merger Agreement provides that Seller shall, pursuant to and in accordance with the terms of the indenture governing the Notes, take all actions necessary to redeem all outstanding Notes with a redemption date of January 1, 2009, at a price not to exceed the redemption price as calculated pursuant to such indenture plus all accrued and unpaid interest thereon, and take all other actions as may be necessary to satisfy and discharge such indenture.

Rule 14d-10 Matters.  The Merger Agreement also provides for certain representations and covenants on the part of Seller relating to Rule 14d-10 of the Exchange Act and approvals that are to be made by Seller’s compensation committee with respect to employment compensation, severance and other employee benefit plans entered into prior to the Offer Closing.

Shareholders Meeting.  The Merger Agreement provides that Seller will, if the adoption of the Merger Agreement by Seller’s shareholders is required by applicable law in order to consummate the Merger, hold a meeting of its shareholders for the purpose of adopting the Merger Agreement.

No Solicitation Provisions.  The Merger Agreement contains provisions prohibiting (subject to certain exceptions as described below and in the Merger Agreement) each of Seller and its controlled subsidiaries, as well as their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, other advisors, agents or representatives (collectively, “Representatives”), from directly or indirectly:

•	soliciting, initiating or knowingly encouraging, or taking any other action designed to, or which would reasonably be expected to, facilitate, any Takeover Proposal; or

•	entering into, continuing or otherwise participating in any discussions or negotiations regarding, or furnishing to any person any information with respect to, or otherwise cooperating in any way with, any Takeover Proposal.

The Merger Agreement also provides that Seller shall, and shall cause its controlled subsidiaries and direct its and its controlled subsidiaries’ Representatives to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted prior to the date of the Merger Agreement with respect to any Takeover Proposal and (B) promptly after the date of the Merger Agreement, request the prompt return or destruction of all confidential information previously furnished to such person(s) within the last 12 months for the purpose of evaluating a possible Takeover Proposal.

However, at any time prior to the Offer Closing, in response to a bona fide written Takeover Proposal that the Seller Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or would reasonably be expected to lead to a Superior Proposal by such party, and which Takeover Proposal was made after the date of the Merger Agreement and did not result from a breach of the no solicitation provisions of the Merger Agreement, Seller may, subject to compliance with the provisions of the Merger Agreement that require Seller to keep Parent informed as to any Takeover Proposal, (x) furnish information with respect to Seller and its controlled subsidiaries to the person making such Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement (which need not restrict such person from making an unsolicited Takeover Proposal) not less restrictive of such person than the confidentiality agreement between Ethicon, Inc. and Seller; provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such person, and (y) participate in discussions or negotiations with the person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal.

The Merger Agreement also requires that Seller will promptly advise Parent orally and in writing of any Takeover Proposal, the material terms and conditions of any such Takeover Proposal or inquiry (including any financial terms and any other material term thereof) and the identity of the person making any such Takeover Proposal or inquiry. Seller shall (i) keep Parent informed of the status and material terms and conditions (including any change to the financial terms or any other material term thereof) of any such Takeover Proposal and any discussions and negotiations concerning the material terms and conditions thereof and (ii) provide to Parent as soon as practicable after receipt or delivery thereof with copies of all drafts and final versions (and any amendments thereto) of agreements (including schedules and exhibits thereto) relating to any such Takeover Proposal exchanged between Seller or any of its controlled subsidiaries (or their respective Representatives), on the one hand, and the person making such Takeover Proposal or any of its Representatives, on the other hand.

The Merger Agreement also provides that neither the Seller Board nor any committee thereof will (i) (A) withdraw (or modify in a manner adverse to Parent or the Purchaser), or publicly propose to withdraw (or modify in a manner adverse to Parent or the Purchaser), the approval, recommendation or declaration of advisability by the Seller Board or any such committee thereof of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Takeover Proposal, or resolve or agree to take any such action (any action described in this clause (i) being referred to as a “Seller Adverse Recommendation Change”) or (ii) adopt, approve or recommend, or propose to adopt, approve or recommend, or allow Seller or any of its affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or would reasonably be expected to lead to, any Takeover Proposal (other than a confidentiality agreement entered into in accordance with the no solicitation provisions of the Merger Agreement) (an “Acquisition Agreement”) or resolve or agree to take any such action. Notwithstanding the foregoing, at any time prior to the Offer Closing, the Seller Board may (i) make a Seller Adverse Recommendation Change if the Seller Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that failure to take such action would be inconsistent with its fiduciary duties to the shareholders of Seller under applicable law and (ii) following the earlier of (x) five business days after any then-scheduled expiration date of the Offer on which all of the Offer Conditions set forth in clauses (b) through (f) of Section 15 — “Certain Conditions of the Offer” are satisfied or, at the Purchaser’s sole discretion, waived and (y) the date that is 35 business days after the date on which the Offer was commenced (such earlier date being referred to as the “Superior Proposal Triggering Date”), in the case of each of clauses (x) and (y) if the Minimum Tender Condition has not been satisfied by the Superior Proposal Triggering Date, cause Seller to terminate the Merger Agreement in response to a Superior Proposal that was made after the date of the Merger Agreement that did not result from a breach of the no solicitation provisions of the Merger Agreement and concurrently with or after such termination, cause Seller to enter into an Acquisition Agreement in respect of such Superior Proposal; provided, however, that (1) no Seller Adverse Recommendation Change may be made and (2) no termination of the Merger Agreement by Seller pursuant to clause (ii) of this sentence may be made, in each case until after the fifth business day following Parent’s receipt of written notice from Seller advising Parent that the Seller Board intends to make a Seller Adverse Recommendation Change (a “Notice of Adverse Recommendation”) or to terminate the Merger Agreement pursuant to clause (ii) of this sentence (a “Notice of Termination”), as applicable, which notice shall specify the reasons for such proposed action, including, if the basis of the proposed action by the Seller Board is a Superior Proposal, the terms and conditions of such Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Adverse Recommendation or new Notice of Termination, as applicable, and a new five business day period). In determining whether to make a Seller Adverse Recommendation Change or to terminate the Merger Agreement pursuant to clause (ii) of the immediately foregoing sentence, (i) the Seller Board shall take into account any proposals for changes to the terms of the Merger Agreement proposed by Parent in response to a Notice of Adverse Recommendation, Notice of Superior Proposal or otherwise (including whether or not such proposals are binding on Parent) and (ii) Seller and its Representatives shall negotiate in good faith with Parent and its Representatives regarding any revisions to the terms of the transaction contemplated by the Merger Agreement proposed by Parent.

The Merger Agreement does not prohibit Seller from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement required by Rule 14d-9 promulgated under the Exchange Act or making any disclosure to the shareholders of Seller if, in the good faith judgment of the Seller Board (after consultation with outside counsel) failure to so disclose would be inconsistent with its obligations under applicable law (so long as such action shall not be prohibited by the immediately preceding paragraph).

As used in the Merger Agreement, a “Takeover Proposal” is any proposal or offer from any person relating to, or that would reasonably be expected to lead to, (i) any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of assets (including for the purpose of this definition the outstanding equity securities of the controlled subsidiaries of Seller) or businesses that constitute 15% or more of the revenues, net income or the assets of Seller and its controlled subsidiaries, taken as a whole, or 15% or more of any class of equity securities of Seller, (ii) any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of any class of equity securities of Seller, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Seller or any of its controlled subsidiaries pursuant to which any person or group or the shareholders of any person or group would own 15% or more of any class of equity securities of Seller or of any resulting parent company of Seller or businesses or assets that constitute

15% or more of the revenues, net income or the assets of Seller and its controlled subsidiaries, taken as a whole, other than, in the case of clauses (i), (ii) and (iii), the transactions contemplated by the Merger Agreement.

As used in the Merger Agreement, a “Superior Proposal” means any bona fide offer made by a third party that if consummated would result in such person (or its shareholders) owning, directly or indirectly, all or substantially all of the Shares then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all the assets of Seller, which the Seller Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be (i) more favorable to the shareholders of Seller from a financial point of view than the Merger (taking into account all the terms and conditions of such proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal (including the likelihood of consummation).

Employee Benefit Matters.  The Merger Agreement provides that, for a period of not less than six months following the Effective Time, the employees of Seller and its controlled subsidiaries employed primarily in the United States who remain in the employment of the Surviving Corporation and its controlled subsidiaries (the “Continuing Employees”) shall receive employee benefits that are substantially comparable in the aggregate to the employee benefits provided to such employees of Seller and its controlled subsidiaries immediately prior to the Effective Time; provided that neither Parent nor the Surviving Corporation nor any of their controlled subsidiaries shall have any obligation to issue, or adopt any plans or arrangements providing for the issuance of, shares of capital stock, warrants, options, stock appreciation rights or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares pursuant to any such plans or arrangements; provided further, that no plans or arrangements of Seller or any of its controlled subsidiaries providing for such issuance shall be taken into account in determining whether employee benefits are substantially comparable in the aggregate.

The Merger Agreement also provides that nothing contained in the Merger Agreement shall be construed as requiring, and Seller shall take no action that would have the effect of requiring, Parent or the Surviving Corporation to continue any specific plans or to continue the employment of any specific person. Furthermore, no provision of the Merger Agreement shall be construed as prohibiting or limiting the ability of Parent or the Surviving Corporation to amend, modify or terminate any plans, programs, policies, arrangements, agreements or understandings of Parent, Seller or the Surviving Corporation and nothing therein shall be construed as an amendment to any such plan, program, policy, arrangement, agreement or understanding for any purpose.

Insurance, Indemnification and Exculpation.  The Merger Agreement provides that Parent shall cause the Surviving Corporation to assume the obligations with respect to all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing on the date of the Merger Agreement in favor of the current or former directors or officers of Seller as provided in the amended and restated articles of incorporation of Seller, Seller’s bylaws or any indemnification contract between such directors or officers and Seller (in each case, as in effect on the date of the Merger Agreement or as amended or entered into prior to the closing of the Merger with the consent of Parent), without further action, as of the Effective Time and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms.

Parent agreed, pursuant to the Merger Agreement, to obtain at the Effective Time a six-year “tail” directors’ and officers’ liability insurance policy in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by Seller’s directors’ and officers’ liability insurance policy on the date of the Merger Agreement on terms with respect to coverage and amounts no less favorable than the those provided under Seller’s directors’ and officers’ liability insurance policy as in effect on the date of the Merger Agreement. However, Parent shall not be required to pay more than $1,400,000 in the aggregate to obtain such “tail” policy.

Parent agreed, pursuant to the Merger Agreement, that in the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys a material portion of its properties and other assets to any person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation shall expressly assume the obligations set forth in the Merger Agreement relating to the indemnification and exculpation of directors, or Parent shall take such other action to ensure that the ability of the Surviving Corporation, legal and financial, to satisfy such obligations will not be diminished.

Obligations to Cause Merger to Occur.  The Merger Agreement requires each of the parties to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including using commercially reasonable efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to the Offer and the conditions to each party’s obligation to effect the Merger to be satisfied as promptly as practicable, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Federal, state, local or foreign governments, courts, administrative, regulatory or other governmental agencies, commissions or authorities or any non-governmental self-regulatory agencies, commissions or authorities (each, a “Governmental Entity”) and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity (including any acts, actions, nonactions, waivers, consents, approvals and steps in respect of the Minnesota Takeover Disclosure Law, Minnesota Statutes Sections 80B.01-80B.13), and (iii) the obtaining of all necessary consents, approvals or waivers from third parties; provided that none of Seller, Parent or the Purchaser will be required to make any payment to any such third parties or concede anything of value to obtain such consents. In connection with and without limiting the foregoing, Seller and Parent shall duly file with the U.S. Federal Trade Commission and the Antitrust Division of the Department of Justice the notification and report form (the “HSR Filing”) required under the HSR Act with respect to the transactions contemplated by the Merger Agreement and any similar filings in other jurisdictions that counsel for Parent reasonably deems necessary, in each case as promptly as practicable after the date of the Merger Agreement. The HSR Filing is to be in substantial compliance with the requirements of the HSR Act. Each party shall cooperate with the other party to the extent necessary to assist the other party in the preparation of its HSR Filing and any similar filings in other jurisdictions, to request early termination of the waiting period required by the HSR Act and the laws of any other jurisdiction where an antitrust notification is made and, if requested, to promptly amend or furnish additional information thereunder. Each of Parent and Seller agrees that, during the term of the Merger Agreement, it will not withdraw its filing under the HSR Act or any other similar filings in other jurisdictions without the written consent of the other party. The parties agreed to cooperate and to use their respective reasonable commercial efforts to respond to any requests for information from a Governmental Entity as promptly as practicable. Each party is to (i) give the other parties prompt notice upon obtaining knowledge of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iii) promptly inform the other parties of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice, any foreign competition authority or any other Governmental Entity regarding the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement and (iv) subject to the terms of the access to information and confidentiality provisions of the Merger Agreement, use commercially reasonable efforts to furnish to each other all information required for any filing, form, declaration, notification, registration and notice, other than confidential or proprietary information not directly related to the transactions contemplated by the Merger Agreement. The parties are to consult and cooperate with one another, and consider in good faith the views of one another, in connection with any request or additional request for additional information or documentary material pursuant to Section 7A(e) of the HSR Act or in connection with any other legal investigation, action or proceeding. Each party is to use commercially reasonable efforts to comply promptly with a Request for Additional Information pursuant to 15 U.S.C. Section 18a(e)(1).

The Merger Agreement also provides that Seller and the Seller Board shall (1) use commercially reasonable efforts to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement and (2) if any state takeover statute or similar statute becomes applicable to the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, use commercially reasonable efforts to ensure that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Nothing in the Merger Agreement shall be deemed to require Parent to agree to, or proffer to, divest or hold separate any assets or any portion of any business of Parent, Seller or any of their respective controlled subsidiaries.

Directors.  The Merger Agreement provides that, upon the Offer Closing, Parent will be entitled, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, to designate that number of directors of the Seller Board as will give Parent representation equal to at least that number of directors, rounded up to the next whole number, that is the product of (a) the total number of directors (giving effect to the directors elected or appointed pursuant to this sentence) multiplied by (b) the percentage that (i) the number of Shares owned by Parent and its subsidiaries (including Shares accepted for payment pursuant to the Offer and any Shares purchased through the exercise of the Top-Up Option) bears to (ii) the number of Shares then outstanding; provided, however, that Parent shall be entitled to designate at least a majority of the members of the Seller Board (as long as Parent and its affiliates beneficially own a majority of the Shares). At such times, subject to applicable law, Seller will cause individuals designated by Parent to constitute such number of members of each committee of the Seller Board, rounded up to the next whole number, that represents the same percentage as such individuals represent on the Seller Board, other than any committee established to take action as described in the immediately following paragraph. Seller is obligated pursuant to the Merger Agreement to take all action reasonably requested by Parent necessary to effect any such election or appointment, including (1) increasing the size of the Seller Board and (2) obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Seller Board in compliance with applicable law. Seller shall mail to its shareholders the information statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, and Seller agrees to make such mailing concurrently with the mailing of the Schedule 14D-9 (provided that Parent and the Purchaser shall have provided to Seller on a timely basis all information required to be included in the information statement with respect to such designees and with respect to Parent’s officers, directors and affiliates).

The Merger Agreement also provides that, following the election or appointment of Parent’s or the Purchaser’s designees as described in the immediately preceding paragraph and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office shall be required for Seller to consent (a) to amend or terminate the Merger Agreement, (b) to waive any of Seller’s rights or remedies under the Merger Agreement or (c) to extend the time for the performance of any of the obligations or other acts of Parent or the Purchaser. Such authorization shall constitute the authorization of the Seller Board and no other action on the part of Seller, including any actions by any other director of Seller, shall be required to authorize such action. For purposes of the Merger Agreement, an “Independent Director” shall mean a member of the Seller Board who is a member of the Seller Board on the date of the Merger Agreement and who is not an officer of Parent.

In the event that Parent’s designees are elected or appointed to the Seller Board pursuant to the provisions of the Merger Agreement described in the immediately preceding paragraphs, then, until the Effective Time, Seller shall cause the Seller Board to maintain at least three Independent Directors; provided, however, that, if the number of Independent Directors is reduced below three, the remaining Independent Directors shall be entitled to elect or designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who are not officers, employees, shareholders or affiliates of Seller, Parent or the Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

Conditions to the Merger.  The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or (to the extent permitted by law) waiver on or prior to the date of the closing of the Merger of the following conditions:

•	if required by applicable law, the Merger Agreement shall have been adopted by the affirmative vote of the holders of a majority of the outstanding Shares (the “Shareholder Approval”);

•	the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired;

•	no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition by any Governmental Entity (collectively, “Restraints”) shall be in effect preventing the consummation of the Merger;

•	all applicable foreign antitrust and similar regulatory clearances shall have been obtained from the relevant Governmental Entities; and

•	the Purchaser shall have previously accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer.

Termination.  The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Shareholder Approval:

•	by mutual written consent of Parent, the Purchaser and Seller;

•	by either Parent or Seller if (i) the Offer Closing has not occurred prior to June 1, 2009 (the “Termination Date”); provided, however, that this right to terminate is not available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Offer Closing to occur prior to such date and such action or failure to act constitutes a breach of the Merger Agreement or (ii) any Restraint preventing the consummation of the Offer or the Merger shall be in effect and shall have become final and nonappealable;

•	prior to the Offer Closing, by Parent if (i) Seller shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in clause (f) of Section 15 — “Certain Conditions of the Offer” and (B) is incapable of being cured by Seller by the Termination Date, or, if capable of being cured by Seller by the Termination Date, is not cured by Seller within 45 calendar days following receipt of written notice of such breach or failure to perform from Parent or (ii) any Restraint having the effects referred to in clauses (i) through (iii) of clause (c) of Section 15 — “Certain Conditions of the Offer” shall be in effect and shall have become final and nonappealable;

•	prior to the Offer Closing, by Seller, if (A) Parent shall have breached any of its representations or warranties set forth in the Merger Agreement, which breach would result in any such representations or warranties that are qualified as to materiality not being true and correct, or any such representations or warranties that are not so qualified not being true and correct in all material respects or (B) Parent or the Purchaser shall have failed to perform in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the date of the Offer Closing, in each case which breach or failure to perform is incapable of being cured by Parent or the Purchaser by the Termination Date or, if capable of being cured by Parent or the Purchaser by the Termination Date, is not cured by Parent or the Purchaser within 45 calendar days following receipt of written notice of such breach or failure to perform from Seller;

•	by Parent, in the event that prior to the Offer Closing (i) a Seller Adverse Recommendation Change shall have occurred or (ii) the Seller Board fails publicly to reaffirm its recommendation of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement (x) within 10 business days of receipt of a written request by Parent to provide such reaffirmation following a Takeover Proposal or (y) if the Termination Date is less then 10 business days from the receipt of such request by Parent, by the close of business on the business day immediately preceding the Termination Date;

•	by Parent if, on any then-scheduled expiration date for the Offer (the “Initial Expiration Date”), (i) each of the Offer Conditions set forth in clauses (b) through (f) of Section 15 — “Certain Conditions of the Offer” have been satisfied or, in the Purchaser’s sole discretion, waived and (ii) the Minimum Tender Condition has not been satisfied; provided, however, that, Parent may not exercise this termination right unless (x) Parent shall have provided written notice to Seller of such Initial Expiration Date and that Parent intends to terminate the Merger Agreement pursuant to this provision, which notice shall include the length of the Extension Period (as defined below), (2) Parent shall have caused the Purchaser to, and the Purchaser shall have, irrevocably extended the Offer for a period of at least five business days following the Initial Expiration Date (or, if the Termination Date is less than five business days following the Initial Expiration Date, until the business day immediately preceding the Termination Date) (such period, the “Extension Period”) and (3) at the end of the Extension Period, the Minimum Tender Condition shall not have been satisfied (the termination right in this provision being hereafter referred to as the “Expiration Date Termination Right”); or

•	subject to the terms of the no solicitation provisions of the Merger Agreement, by Seller, prior to the Offer Closing and following a Superior Proposal Triggering Date, if the Minimum Tender Condition has not been satisfied by the Superior Proposal Triggering Date, in response to a Superior Proposal that was made after the date of the Merger Agreement that did not result from a breach of the no solicitation provisions of the Merger Agreement and the

Seller Board, concurrently with or after such termination, causes Seller to enter into an Acquisition Agreement in respect of such Superior Proposal.

Termination Fee.  The Merger Agreement contemplates that a termination fee of $31,000,000 (the “Termination Fee”) will be payable by Seller to Parent under any of the following circumstances:

•	the Merger Agreement is terminated by Parent in the event that, prior to the Offer Closing, (i) a Seller Adverse Recommendation Change has occurred or (ii) the Seller Board fails publicly to reaffirm its recommendation of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement (x) within 10 business days of receipt of a written request by Parent to provide such reaffirmation following a Takeover Proposal or (y) if the Termination Date is less than 10 business days from the receipt of such request by Parent, by the close of business on the business day immediately preceding the Termination Date;

•	the Merger Agreement is terminated by Seller, prior to the Offer Closing and following a Superior Proposal Triggering Date, if the Minimum Tender Condition has not been satisfied by the Superior Proposal Triggering Date, in response to a Superior Proposal that was made after the date of the Merger Agreement that did not result from a breach of the no solicitation provisions of the Merger Agreement and the Seller Board, concurrently with or after such termination, causes Seller to enter into an Acquisition Agreement in respect of such Superior Proposal; or

•	(i) prior to the Offer Closing, a Takeover Proposal shall have been made directly to the shareholders of Seller generally or shall have otherwise become publicly known or any person shall have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make a Takeover Proposal, (ii) thereafter the Merger Agreement is terminated by either Parent or Seller pursuant to the termination right that arises if the Offer Closing shall not have occurred prior to the Termination Date or by Parent pursuant to the Expiration Date Termination Right and (iii) within 12 months after such termination, Seller enters into a definitive contract to consummate, or consummates, the transactions contemplated by any Takeover Proposal. For purposes of clause (iii) of the immediately preceding sentence only, the term “Takeover Proposal” shall have the meaning assigned to such term elsewhere in this Offer to Purchase except that all references to “15%” in such definition as set forth elsewhere in this Offer to Purchase shall be deemed to be references to “35%” for purposes of such clause (iii).

Amendment.  The Merger Agreement may be amended by the parties to the Merger Agreement at any time before or after the Offer Closing has occurred or the Shareholder Approval, if required by applicable law, has been obtained; provided, however, that (i) after the Offer Closing, there shall be no amendment that decreases the Merger Consideration and (ii) after the Shareholder Approval has been obtained, no amendment of the Merger Agreement may be made that by law requires further approval by the shareholders of Seller without obtaining such approval.

Following the election or appointment of the designees of Parent or the Purchaser to the Seller Board pursuant to the terms of the Merger Agreement and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office shall be required for Seller to consent (i) to amend or terminate the Merger Agreement, (ii) to waive any of Seller’s rights or remedies under the Merger Agreement or (iii) to extend the time for the performance of any of the obligations or other acts of Parent or the Purchaser.

12.	Purpose of the Offer; Plans for Seller.

Purpose of the Offer.  The purpose of the Offer is to acquire control of, and the entire equity interest in, Seller. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable following the Offer Closing.

Statutory Requirements.  In general, under the MBCA, a merger of two Minnesota corporations requires (i) the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and (ii) the adoption of such agreement by the shareholders of each corporation by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote on such matter, unless otherwise provided for in that corporation’s articles of incorporation or, in the case of a short-form merger, as described in the next paragraph. Accordingly, except in the case of a short-form merger, the affirmative vote of Seller’s shareholders representing at least a majority of all outstanding Shares is required in order to adopt the Merger Agreement. If the Minimum Tender Condition and the other conditions of the

Offer are satisfied and the Offer is completed, Parent and the Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote of any other holder of Shares.

The MBCA also provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, such parent corporation can effect a short-form merger with such subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, the Purchaser acquires or controls at least 90% of the outstanding Shares, the Purchaser may, and intends to, effect the Merger without prior notice to, or any action by, any other Seller shareholder.

Plans for Seller.  Except as set forth in this Offer to Purchase, it is expected that, following the Merger, the business and operations of Seller will be continued substantially as they are currently being conducted. Notwithstanding the foregoing, Parent will continue to evaluate the business and operations of Seller during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing with a view to optimizing development of Seller’s potential in conjunction with Parent’s existing business.

Except as set forth in this Offer to Purchase, the Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Seller or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Seller or any of its subsidiaries, (iii) any change in the Seller Board or management of Seller, (iv) any material change in Seller’s present dividend rate or policy, or indebtedness or capitalization, or (v) any other material change in Seller’s corporate structure or business.

Dissenters’ Rights.  No rights to seek to obtain the “fair value” of their Shares are available to Seller’s shareholders in connection with the Offer. However, if the Merger is consummated, a shareholder of Seller who has not tendered his or her Shares in the Offer will have certain rights under Sections 302A.471 and 302A.473 of the MBCA to dissent from the Merger and obtain payment in cash for the “fair value” of that shareholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash, less any required withholding taxes, to dissenting shareholders of Seller for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than or in addition to the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. Moreover, Seller may argue in such a judicial proceeding that, for purposes of such proceeding, the fair value of the Shares is less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger, and the judicially determined value could be more or less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger. Under Subdivision 4 of Section 302A.471 of the MBCA, a Seller shareholder’s rights with respect to the Merger are limited to the dissenters’ rights provided under Sections 302A.471 and 302A.473 of the MBCA. A Seller shareholder has no right, at law or in equity, to set aside the approval of the Merger or the consummation of the Merger, unless such adoption or consummation was fraudulent with respect to such shareholder or Seller. Any Shares which are issued and outstanding immediately prior to the Effective Time and which are held by a holder who has not voted such Shares in favor of the Merger and who has properly exercised dissenters’ rights with respect to such Shares in accordance with the MBCA (including Sections 302A.471 and 302A.473 thereof) and, as of the Effective Time, has neither effectively withdrawn nor otherwise lost for any reason its right to exercise such dissenters’ rights, will not be converted into or represent a right to receive the consideration payable in the Merger. The holders of dissenting shares will be entitled to only such rights as are granted by Sections 302A.471 and 302A.473 of the MBCA. If any Seller shareholder who asserts dissenters’ rights with respect to its Shares under the MBCA effectively withdraws or otherwise loses for any reason (including failure to perfect) its dissenters’ rights, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder’s Shares will automatically be canceled and converted into and represent only the right to receive the consideration payable in the Merger, without interest and less any required withholding taxes, upon surrender of the Share Certificate or Share Certificates formerly representing such dissenting Shares.

THE PRESERVATION AND EXERCISE OF DISSENTERS’ RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE MBCA. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTIONS 302A.471 AND 302A.473 OF THE MBCA FOR THE PERFECTION OF DISSENTERS’ RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY

OF THE RIGHTS OF DISSENTING SHAREHOLDERS UNDER THE MBCA IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY DISSENTERS’ RIGHTS AVAILABLE UNDER THE MBCA AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MBCA.

DISSENTERS’ RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS CONSUMMATED. SHAREHOLDERS WHO WILL BE ENTITLED TO DISSENTERS’ RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING DISSENTERS’ RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, shareholders will receive the same price per Share as paid in the Offer.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than the Purchaser and Parent. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Listing.  The Shares are listed on the NYSE. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NYSE for continued listing on the NYSE. The rules of the NYSE establish certain criteria that, if not met, could lead to the delisting of the Shares from the NYSE. Among such criteria are the number of shareholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the Shares are delisted, the market for the Shares could be adversely affected.

It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock listings, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Seller to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Seller to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Seller, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Seller and persons holding “restricted securities” of Seller to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on the NYSE. Parent and the Purchaser currently intend to seek to cause Seller to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

14.	Dividends and Distributions.

The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Seller will not, and will not permit any of its controlled subsidiaries to, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or other property) in respect of, any shares of its capital stock, other than dividends or distributions by a wholly owned controlled subsidiary of Seller to its shareholders. Neither Parent nor Purchaser anticipate waiving this restriction or otherwise consenting to the payment of any dividend on Seller’s common stock. Accordingly, it is anticipated that no dividends will be declared or paid on the Shares following December 1, 2008.

15.	Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer, the Purchaser shall not be required to, and Parent shall not be required to cause the Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares unless:

(a)	there shall have been validly tendered and not validly withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Merger Agreement, the “Expiration Date”) that number of Shares which, when added to the Shares already owned by Parent and its controlled subsidiaries, represents at least a majority of the total number of outstanding Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the Expiration Date (the “Minimum Tender Condition”),

(b)	the waiting period (and any extension thereof) applicable to the Offer under the HSR Act shall have been terminated or shall have expired and all applicable foreign antitrust and similar regulatory clearances shall have been obtained from the relevant Governmental Entities,

(c)	there shall not be pending any suit, action or proceeding by any Governmental Entity, or by any other person (other than suits, actions or proceedings by a person other than a Governmental Entity for breaches of fiduciary duties or failures to provide adequate disclosure in connection with the Merger Agreement and the transactions contemplated thereby) having a reasonable likelihood of prevailing in a manner contemplated in clauses (i), (ii) or (iii) below, (i) challenging the acquisition by Parent or the Purchaser of any Shares, seeking to restrain or prohibit the consummation of the Offer, the Merger or any other transaction contemplated by the Merger Agreement, or seeking to place limitations on the ownership of Shares (or shares of common stock of the Surviving Corporation) by Parent, the Purchaser or any other affiliate of Parent or seeking to obtain from Seller, Parent, the Purchaser or any other affiliate of Parent any damages that are material in relation to Seller, (ii) seeking to prohibit or materially limit the ownership or operation by Seller, Parent or any of their respective controlled subsidiaries of any portion of any business or of any assets of Seller, Parent or any of their respective controlled subsidiaries, or to compel Seller, Parent or any of their respective controlled subsidiaries to divest or hold separate any portion of any business or of any assets of Seller, Parent or any of their respective controlled subsidiaries or (iii) seeking to prohibit Parent or any of its affiliates from effectively controlling in any material respect the business or operations of Seller or any of its controlled subsidiaries in the case of each of clauses (i) through (iii) above, as a result of the Offer or the Merger,

(d)	no Restraint shall be in effect preventing the consummation of the Offer and no Restraint that would reasonably be expected to result, directly or indirectly, in any of the effects referred to in clauses (i) through (iii) of clause (c) of this Section 15 shall be in effect,

(e)	Seller and Parent shall not have reached an agreement that the Offer or the Merger Agreement be terminated, and the Merger Agreement shall not have been terminated in accordance with its terms, and

(f)	(i) the representations and warranties of Seller contained in the Merger Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of Seller contained in the Merger Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the date of the Offer Closing as though made at such time, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date and (ii) Seller shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the date of the Offer Closing, and Parent shall have received a certificate signed on behalf of Seller by the chief executive officer and the chief financial officer of Seller to the effect of clauses (i) and (ii) of the foregoing.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and the Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the benefit of Parent and the Purchaser, may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to any such condition and may be waived by the Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

For the purposes of this Section 15, capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.

16.	Certain Legal Matters; Regulatory Approvals.

General.  The Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Seller with the SEC and other publicly available information concerning Seller, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Seller’s business that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Parent as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Seller’s business, any of which under certain conditions specified in the Merger Agreement could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Statutes.  Seller is incorporated under the laws of the State of Minnesota. Under the MBCA and other Minnesota statutes, Seller is subject to several state takeover laws including, but not limited to, the Minnesota Control Share Acquisition Act (the “MCSAA”) and the Minnesota Business Combination Act (the “Combination Act”). Seller has taken appropriate action in connection with its approval of the Merger Agreement and the consummation of the transactions contemplated thereby so that these laws do not affect the ability of Parent and the Purchaser to consummate the Offer or the Merger.

Minnesota Control Share Acquisition Act.  Seller is currently subject to the MCSAA under MBCA Section 302A.671, which provides that, absent certain exceptions, a person who becomes the beneficial owner of a new range of the voting power of the shares of an issuing public corporation (i.e., from less than 20% to 20% or more, from less than 33 1/3% to 33 1/3% or more, or from less than a majority to a majority) will lose voting rights with respect to the shares above any such new percentage level of voting control, in the absence of special shareholder approval. That approval can be obtained only by a resolution adopted by (i) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote and (ii) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, excluding all “interested shares” (generally, shares held by the acquiring person, any officer of the issuing public corporation, or any director who is also an employee of the issuing public corporation). If such approval is not obtained, the issuing public corporation may redeem the shares that exceed the new percentage level of voting control at their market value. A shareholders’ meeting to vote on whether to grant voting power to the acquiring person may not be held unless the acquiring person has delivered an information statement to the issuing public corporation. The above provisions do not apply if the issuing public corporation’s articles of incorporation or bylaws approved by the corporation’s shareholders provide that the statute is inapplicable or if there is an applicable exception. The statute contains several exceptions, including an exception for cash tender offers (i) approved by a majority vote of the members of a committee composed solely of one or more disinterested directors of the issuing public corporation formed pursuant to MBCA Section 302A.673, subdivision 1, paragraph (d), prior to the commencement of, or the public announcement of the intent to commence, the offer, and (ii) pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the issuing public corporation. Under MBCA Section 302A.673, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. Seller’s articles of incorporation and bylaws do not exclude Seller from the restrictions imposed by the MCSAA. However, prior to the execution of the Merger Agreement, a committee composed solely of disinterested members of the Seller Board approved the Offer and the Merger for purposes of the MCSAA. Therefore, as an acquisition of shares pursuant to a cash tender offer of all the Shares that will not be consummated unless the Minimum Tender Condition is satisfied, the Offer is not subject to the MCSAA under MBCA Section 302A.671.

Minnesota Business Combination Act.  Seller is currently subject to the Combination Act under Section 302A.673 of the MBCA, which prohibits a publicly held Minnesota corporation, like Seller, from engaging in any “business combination,” including a merger, with an “interested shareholder” (defined as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of such corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation’s board of directors comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction which resulted in the shareholder becoming an “interested shareholder” prior to the shareholder becoming an interested shareholder. Under the Combination Act, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. Prior to the execution of the Merger Agreement, a committee composed solely of Seller’s disinterested directors approved the Purchaser’s acquisition of the Shares pursuant to the Offer and the subsequent Merger, which the Purchaser intends to complete if it consummates the Offer, for the purposes of the Combination Act. Therefore, the restrictions of the Combination Act do not apply to the Purchaser’s intended consummation of the Merger following the Purchaser’s acquisition of the Shares pursuant to the Offer and the Merger.

“Fair Price” Provision.  MBCA Section 302A.675 provides that an offeror may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the offeror’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. The provision described above does not apply if the proposed acquisition of shares is approved, before the purchase of any shares by the offeror pursuant to the earlier takeover offer, by a committee of the board of directors of the corporation, composed solely of directors who: (i) are not, nor have been in the preceding five years, officers or directors of the corporation or a related organization, (ii) are not the offerors in the takeover offer or any affiliates or associates of the offeror, (iii) were not nominated for election as directors by the offeror or any affiliates or associates of the offeror and (iv) were directors at the time of the first public announcement of the earlier takeover offer or were nominated, elected, or recommended for election as directors by a majority of the directors who were directors at that time. Because (i) a committee of the Seller’s Board comprised solely of disinterested directors approved the Purchaser’s acquisition of Shares pursuant to the Offer and the subsequent Merger, which the Purchaser intends to complete if it consummates the Offer, for the purposes of the MBCA and (ii) the Merger Consideration will be equal to the Offer Price, the restrictions of MBCA Section 302A.675 do not apply to the Purchaser’s intended consummation of the Merger following the Purchaser’s acquisition of the Shares pursuant to the Offer.

Takeover Disclosure Statute.  The Minnesota Takeover Disclosure Law (the “MTDL”), Minnesota Statutes Sections 80B.01-80B.13, by its terms requires certain disclosures and the filing of certain disclosure materials with the Minnesota Commissioner of Commerce (the “Commissioner”) with respect to any offer for a corporation, such as Seller, that owns and controls assets in Minnesota having a fair market value of at least $1,000,000 and has a certain number or percentage of shareholders resident in Minnesota or a specified percentage of its shares owned by Minnesota residents. The Purchaser will file a registration statement with the Commissioner on the date of this Offer to Purchase or shortly thereafter. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three days of such filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the MTDL, such action may have the effect of significantly delaying the Offer. In filing a registration statement under the MTDL, the Purchaser does not concede that some or all of the provisions of the MTDL are applicable, valid, enforceable or constitutional.

A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, shareholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. Seller, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted these laws. To the extent that these state takeover statutes (other than the Minnesota laws described above) purport to apply to the Offer or the Merger, Parent and the Purchaser believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

The Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations, other than as set forth in this Offer to Purchase. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between the Purchaser or any of its affiliates and Seller, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

United States Antitrust Compliance.  Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to the Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period, which begins when Parent has filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15-calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m. the next business day. Seller must file a Premerger Notification and Report Form ten days after Parent files its Premerger Notification and Report Form. Parent expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on or about December 16, 2008, and if so filed, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about December 31, 2008, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by the Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, Seller or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Other Foreign Laws.  Seller and Parent and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer or the Merger. Parent and Seller are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable. If any such laws are applicable or any foreign governmental entity takes an action prior to the completion of the Offer, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

17.	Fees and Expenses.

Georgeson Securities Corporation (“GSC”) is acting as Dealer Manager in connection with the Offer, for which services GSC will receive customary compensation. Parent and the Purchaser have agreed to reimburse GSC for reasonable costs and expenses incurred in connection with GSC’s engagement, and to indemnify GSC and certain related parties against specified liabilities. In the ordinary course of GSC’s businesses, GSC and its affiliates may actively trade or hold securities of Parent and Seller for the accounts of customers and, accordingly, GSC or its affiliates may at any time hold long or short positions in these securities or loans.

Parent and the Purchaser have retained Georgeson Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Banks, brokers, dealers and other nominees will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of the Purchaser, the Depositary, the Dealer Manager or the Information Agent for the purpose of the Offer.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Seller has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Seller Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Seller” above.

Maple Merger Sub, Inc.

December 12, 2008

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF
PARENT AND THE PURCHASER

1. Directors and Executive Officers of Parent.  The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for each executive officer of Parent. The current business address of each person is One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933, and the current business phone number of each person is (732) 524-0400. Unless otherwise indicated, each such person is a citizen of the United States of America.

Present Principal Occupation or
Name and Address	Employment; Material Positions Held During the Past Five Years

Mary Sue Coleman, Ph.D.	Director of Parent since 2003.
President of the University of Michigan. Served as President of the University of Michigan since August 2002 and is also Professor of Biological Chemistry at the University of Michigan Medical School and Professor of Chemistry at the University of Michigan College of Literature, Science and the Arts. Served as President of the University of Iowa from 1995 to July 2002. Prior to 1995, served as Provost and Vice President for Academic Affairs at the University of New Mexico, Vice Chancellor for Graduate Studies & Research and Associate Provost and Dean of Research at the University of North Carolina at Chapel Hill, and as a member of the Biochemistry faculty and as an administrator at the Cancer Center of the University of Kentucky at Lexington. Also serves as a Fellow of the American Academy of Arts and Sciences and the American Association for the Advancement of Science, as Director of Meredith Corporation and as Trustee of the John S. and James L. Knight Foundation and the Gerald R. Ford Foundation. Member of the Audit and the Science & Technology Advisory Committees of Parent.
James G. Cullen	Director of Parent since 1995.
Retired President and Chief Operating Officer of Bell Atlantic Corporation. Held various executive positions at Bell Atlantic Corporation, including Vice Chairman between 1995 and 1998 and President between 1993 and 1995 and served as President and Chief Executive Officer of Bell Atlantic New Jersey, Inc. from 1989 to 1993. Serves as Director of Neustar, Inc., Prudential Financial, Inc., and Eisenhower Medical Center and serves as Director and non-executive Chairman of Agilent Technologies, Inc. Chairman of the Audit Committee and member of the Nominating & Corporate Governance Committee of Parent.
Michael M.E. Johns, M.D.	Director of Parent since 2005.
Chancellor of Emory University. Has served since October 2007 as Chancellor of Emory University, where he previously served as Executive Vice President for Health Affairs and Chief Executive Officer of the Robert W. Woodruff Health Sciences Center from 1996 to 2007 and as Chairman of the Board of Emory Healthcare from 1996 to 1997. Served as Dean of the Johns Hopkins School of Medicine and Vice President of the Medical Faculty at Johns Hopkins University from 1990 to 1996 and as Past Chair of the Council of Teaching Hospitals. Fellow of the American Association for the Advancement of Science. Also a member of the Institute of Medicine, a member of the editorial board of the Journal of the American Medical Association (JAMA) and Chairman of the Publication Committee of the journal Academic Medicine. Also Director of Genuine Parts Company. Member of the Compensation & Benefits and the Science & Technology Advisory Committees of Parent.
Arnold G. Langbo	Director of Parent since 1991.
Retired Chairman and Chief Executive Officer of Kellogg Company. Served as Chief Executive Officer of Kellogg Company between 1992 and 1999 and as President and Chief Operating Officer of Kellogg Company between 1990 and

Present Principal Occupation or
Name and Address	Employment; Material Positions Held During the Past Five Years

1992. Joined Kellogg Canada Inc. in 1956 and served in a number of management positions in Canada and the United States before being named President of Kellogg International in 1986. Also a Director of The Hershey Company, Weyerhaeuser Company and Whirlpool Corporation. Chairman of the Compensation & Benefits Committee and member of the Nominating & Corporate Governance Committee of Parent.
Susan L. Lindquist, Ph.D.	Director of Parent since 2004.
Member of the Whitehead Institute and Professor of Biology at the Massachusetts Institute of Technology. Member of the Whitehead Institute, a non-profit, independent research and educational institution, since 2001 and Director of the Whitehead Institute from 2001 to 2004. Investigator for the Howard Hughes Medical Institute (HHMI) since 2006. Albert D. Lasker Professor of Medical Sciences, Department of Molecular Genetics and Cell Biology at the University of Chicago. Also elected to the American Academy of Arts and Sciences in 1996, the National Academy of Sciences in 1997, the American Philosophical Society in 2003 and the Institute of Medicine in 2006. Member of the Science Advisory Council for the MacArthur Foundation and the Scientific Advisory Board for the Stowers Institute for Medical Research. Co-founder of FoldRx Pharmaceuticals, Inc., a private start-up company. Member of the Science & Technology Advisory and the Public Policy Advisory Committees of Parent.
Leo F. Mullin	Director of Parent since 1999.
Retired Chairman and Chief Executive Officer of Delta Air Lines, Inc. Served as Chief Executive Officer of Delta Air Lines, Inc. between 1997 and 2003 and Chairman between 1999 and 2004. Senior Advisor, on a part-time basis, to Goldman Sachs Capital Partners, a private equity fund group. Vice Chairman of Unicom Corporation and its principal subsidiary, Commonwealth Edison Company, from 1995 to 1997. Also held various executive positions in First Chicago Corporation, including President and Chief Operating Officer from 1993 to 1995 and served as Chairman and Chief Executive Officer of American National Bank, a subsidiary of First Chicago Corporation, from 1991 to 1993. Director of ACE Limited and the Juvenile Diabetes Research Foundation. Member of both The Business Council and the Advisory Board of the Carter Center. Chairman of the Public Policy Advisory Committee and member of the Audit Committee of Parent.
William D. Perez	Director of Parent since 2007.
President and Chief Executive Officer of the Wm. Wrigley Jr. Company since 2006. Before joining Wrigley, Mr. Perez served as President and Chief Executive Officer of Nike, Inc. and held various positions with S.C. Johnson & Son, Inc., including as its President and Chief Executive Officer for eight years. Director of Wm. Wrigley Jr. Company, the Hispanic Scholarship Fund, the Boys & Girls Club of Chicago and the Grocery Manufacturers Association. Member of the Cornell University Council. Member of the Compensation & Benefits and the Public Policy Advisory Committees of Parent.
Christine A. Poon	Director of Parent since 2005.
Vice Chairman of Parent, Worldwide Chairman of the Pharmaceuticals Group of Parent, and Member of the Office of the Chairman of Parent. Joined Parent in 2000 as a Company Group Chairman in the Pharmaceuticals Group. Became Member of the Executive Committee and Worldwide Chairman of the Pharmaceuticals Group in 2001, was named Worldwide Chairman of Medicines & Nutritionals in 2003 and was appointed Vice Chairman in January 2005. Again named Worldwide Chairman of the Pharmaceuticals Group in January 2008. Prior to joining Parent, served in various management positions at Bristol-Myers Squibb Company for 15 years, most recently as

Present Principal Occupation or
Name and Address	Employment; Material Positions Held During the Past Five Years

President of International Medicines from 1998 to 2000 and as President of Medical Devices from 1997 to 1998. Director of Fox Chase Cancer Center and Prudential Financial, Inc. As disclosed in Parent’s Form 8-K dated September 8, 2008, which was filed with the SEC on September 12, 2008, Ms. Poon plans to retire on March 1, 2009 from Parent and Parent’s Board of Directors.
Charles Prince	Director of Parent since 2006.
Vice Chairman and Chairman of the Board of Advisors of Stonebridge International LLC since September 2008. Chief Executive Officer of Citigroup Inc. from 2003 to 2007 and Chairman of Citigroup Inc. from 2006 to 2007. Chairman and Chief Executive Officer of Citigroup’s Global Corporate and Investment Bank from 2002 to 2003, Chief Operating Officer from 2001 to 2002, and Chief Administrative Officer from 2000 to 2001. Began his career as an attorney at U.S. Steel Corporation in 1975, and in 1979 joined Commercial Credit Company (a predecessor company to Citigroup) where he held various management positions until 1995, when he was named Executive Vice President. Director of Xerox Corporation. Also Member of the Council on Foreign Relations and The Business Council and Member of Board of Trustees of The Julliard School and the Brookings Institution. Chairman of the Nominating & Corporate Governance Committee and member of the Compensation & Benefits Committee of Parent.
David Satcher, M.D., Ph.D.	Director of Parent since 2002.
Director of the Center of Excellence on Health Disparities and Satcher Health Leadership Institute and the Poussaint-Satcher- Cosby Chair in Mental Health at the Morehouse School of Medicine since 2004. Served as Interim President of Morehouse School of Medicine between 2004 and 2006 and Director of the School’s National Center for Primary Care between 2002 and 2004. Served as the 16th Surgeon General of the United States until 2002 and as U.S. Assistant Secretary for Health from 1998 to 2001. Director of the Centers for Disease Control and Prevention and Administrator of the Agency for Toxic Substances and Disease Registry between 1993 and 1998. President of Meharry Medical College between 1982 and 1993. Also Fellow of the American Academy of Family Physicians, the American College of Preventive Medicine and the American College of Physicians. Member of the Boards of Action for Healthy Kids, American Foundation for Suicide Prevention, Kaiser Family Foundation and Task Force for Child Survival and Development. Co-Chair of the Advisory Committee on Public Issues of the Ad Council. Chairman of the Science & Technology Advisory Committee and member of the Public Policy Advisory Committee of Parent.
William C. Weldon	Director of Parent since 2001.
Chairman of the Board of Directors and Chief Executive Officer of Parent and Chairman of the Executive Committee of Parent. Mr. Weldon joined Parent in 1971, and served in several sales, marketing and international management positions before becoming President of Ethicon Endo-Surgery in 1992 and Company Group Chairman of Ethicon Endo-Surgery in 1995. Appointed to the Executive Committee and named Worldwide Chairman of the Pharmaceuticals Group in 1998. Director of J.P. Morgan Chase & Co. Also Member of The Business Council and the Sullivan Alliance to Transform America’s Health Profession. Trustee of Quinnipiac University and Member of Liberty Science Center Chairman’s Advisory Council and Chairman of the CEO Roundtable on Cancer.
Donald M. Casey, Jr.	Worldwide Chairman of the Comprehensive Care Group and Member of the Executive Committee of Parent since January 2008. Company Group Chairman of LifeScan and Animas Corp. from 2006 to 2008. Former Company Group

Present Principal Occupation or
Name and Address	Employment; Material Positions Held During the Past Five Years

Chairman for Vision Care franchise of Parent. Mr. Casey joined Parent in 1985 and held various positions in Sales and Marketing and as President of Johnson & Johnson — Merck Joint Venture, President of eJNJ, and Group President, Vistakon.
Dominic J. Caruso	Vice President of Finance and Chief Financial Officer of Parent since 2007. Member of Parent’s Executive Committee. Chief Financial Officer for Centocor, Inc. from 1999 until 2001. Vice President of Finance for Ortho-McNeil Pharmaceutical between 2001 and 2003. Former Vice President, Group Finance for Medical Devices, and member of Medical Devices & Diagnostics Group Operating Committee.
Russel C. Deyo	Vice President, General Counsel and Chief Compliance Officer of Parent and Member of Executive Committee of Parent since 2004. Corporate Vice President, Administration, for Parent between 1996 and 2004. Associate General Counsel of Parent from 1991 to 1996.
Kaye Foster-Cheek	Vice President of Human Resources of Parent and Member of Executive Committee since 2005. Served as Vice President of Human Resources for the Consumer & Personal Care Group of Parent from 2004 to 2005 and as Vice President of Human Resources for the Johnson & Johnson North American Consumer Products Group from 2003 to 2004. Prior to 2003, held various senior Human Resources executive positions with Pfizer Inc.
Colleen Goggins	Worldwide Chairman of the Consumer Group of Parent and Member of Executive Committee since 2001. Since joining Parent in 1981, has served in various positions, including Director of Marketing of J&J GmbH, President of J&J Canada, President of Personal Products Company, President of Consumer Products Company and Company Group Chairman.
Sherilyn McCoy	Worldwide Chairman of the Surgical Care Group Operating Committee and Member of Executive Committee of Parent since 2008. Company Group Chairman and Worldwide Franchise Chairman for Ethicon and Medical Devices & Diagnostics business in Latin America from 2005 to 2008. Joined Parent in 1982 and has held various positions, including Vice President of Research & Development and Global President of Baby and Wound Care franchise.
Nicholas J. Valeriani	Vice President of Strategy & Growth and Member of Executive Committee of Parent since 2007. Joined Parent in 1978 and has held various positions including Worldwide Chairman of Cardiovascular Devices and Diagnostics, Corporate Vice President of Human Resources, Worldwide Chairman of Diagnostics, Company Group Chairman for Parent of Ethicon Endo-Surgery, Inc. and Johnson & Johnson Medical Products Canadian Medical Device & Diagnostic business, President of Ethicon Endo-Surgery and General Manager of Indigo Medical, Inc.

2. Directors and Executive Officers of the Purchaser. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, citizenship, business address, business phone number, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for each executive officer of the Purchaser. The current business address of each person is Ethicon, Inc., Route 22 West, Somerville, New Jersey 08876, and the current business phone number of each person is (908) 218-0707. Unless otherwise indicated, each such person is a citizen of the United States of America.

Present Principal Occupation or Employment;
Name and Address	Material Positions Held During the Past Five Years

Gary J. Pruden	Director of the Purchaser. Worldwide President of Ethicon Products. Served as Worldwide President of Ethicon Products since 2006. President of Janssen-Ortho Canada from 2004 to 2006.
Susan E. Morano	Chief Executive Officer of the Purchaser. Worldwide Vice President, New Business Development, of Ethicon, Inc., a subsidiary of Parent. Served as Worldwide Vice President, New Business Development, of Ethicon, Inc. since 2007. Vice President, New Business Development, of Cordis Corporation, a subsidiary of Parent, from 2000 to 2007.
Kenneth J. Tompkins	Chief Financial Officer of Purchaser. Chief Financial Officer of Ethicon, Inc. Served as Chief Financial Officer of Ethicon, Inc. since 2006. Chief Financial Officer of ALZA Corporation from 2003 to 2006.
Richard D. Gooding	Vice President of the Purchaser. Director of New Business Development of Ethicon, Inc. Served as Director of New Business Development of Ethicon, Inc. since 2003.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Tender Offer is:

Computershare Trust Company, N.A.

If delivering by mail:	If delivering by overnight delivery:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or the Dealer Manager. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Tender Offer is:

Georgeson Inc.

199 Water Street, 26th Floor
New York, NY 10038-3560

Banks and Brokerage Firms, Please Call:
(212) 440-9800

Shareholders and All Others Call Toll-Free
(800) 213-0475

The Dealer Manager for the Offer is:

Georgeson Securities Corporation

199 Water Street, 26th Floor
New York, NY 10038-3560

Please Call Toll-Free
(800) 445-1790